UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: September 22, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On September 22, 2010, the Company issued a press release entitled "Timberline Announces Exploration Drill Results From Butte Highlands". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

   (d) Exhibits

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated September 22, 2010.*

   * Furnished to, not filed with, the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        TIMBERLINE RESOURCES CORPORATION

   Date: September 22, 2010   By: /s/ Randal Hardy
                                             Randal Hardy
                                             Chief Executive Officer, Chief Financial Officer
                                             and Director

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated September 22, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.



EXHIBIT 99.1

FOR IMMEDIATE RELEASE

TIMBERLINE ANNOUNCES EXPLORATION DRILL RESULTS FROM BUTTE HIGHLANDS

Coeur d'Alene, Idaho – September 22, 2010 – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline" or the "Company") today announced initial drill results from the first phase of its surface exploration drilling at the Butte Highlands Joint Venture Property.

The initial part of Timberline's seven-hole, 7,000 foot (2,134 meter) surface exploration program was designed to test the upper extension of the known Butte Highlands mineralization in the area of historic drill hole BH88-5, which was drilled by a previous operator and contained an intercept of 10 feet (3 metres) from a depth of 170 feet to 180 feet (52 to 55 metres) grading 0.31 ounces per ton gold (opt Au) (10.6 grams per tonne (g/t)). This phase of the surface drilling program consisted of two holes approximately 120 feet (37 metres) to the southeast of that historic drill intercept.

BHDDH 10-01 was designed to intercept the mineralized horizon approximately 120 feet (37 metres) to the southeast and at the same elevation as the historic intercept. It penetrated the contact zone but encountered only weakly mineralized diorite where the mineralized horizon was expected.

BHDDH 10-02 was drilled from the same site at a steeper angle and was designed to intercept the mineralized zone 120 feet (37 metres) to the southeast and 130 feet (40 metres) down dip of the historic intercept. It encountered mineralization in a 10-foot (3-metre) intercept from a depth of 262 feet (80 metres) to 272 feet (83 metres) grading 0.383 opt Au (13.1 g/t), including 4.4 feet (1.3 metres) grading 0.768 opt Au (26.3 g/t). This intercept extends the mineralized zone identified by the historic intercept by approximately 120 feet (37 metres) downdip to the southeast.

Paul Dircksen, Timberline's Executive Chairman, said, "The extension of mineralization is both encouraging and important, and will complement our understanding and planning for production at the Butte Highlands Joint Venture Property. We will incorporate this new data into our future calculations and modeling of the mineralization."

Timberline is continuing with the second phase of the surface exploration drilling program at Butte Highlands with four additional holes which will test targets outside the known area of mineralization and one additional hole in the eastern extent of the known mineralization. Drill results will be released when the assay results have been received and evaluated, which is targeted for late October.

Paul Dircksen is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this release. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. The Timberline sampling and analysis program included an industry standard QA/QC program. After core logging and cutting the sample intervals in half, the samples were shipped to ALS Chemex Laboratories in Elko, Nevada for preparation. The prepared pulps were then forwarded by ALS Chemex to their lab in Sparks, Nevada or their lab in Vancouver, BC Canada for analysis. The samples were analyzed for gold using a standard 30g fire assay with an AA finish. Samples returning a gold value in excess of 10 ppm were re-anlayzed using a 30g fire assay with a gravimetric finish.

About Timberline Resources

Timberline is a U.S.-based exploration/development company with a focus on advanced-stage precious metals properties. The Company's management team has a solid track record of achievement in building successful companies and discovering, exploring, and developing economic mineral deposits. Currently, Timberline is executing an aggressive exploration program at its South Eureka Property, a large drill-tested and highly prospective property in Nevada's Battle Mountain – Eureka gold trend. In addition, Timberline has two other business units. The Company has a 50% carried-to-production interest at the Butte Highlands Joint Venture which is currently in development and targeted to begin gold production in 2011, where the Company is also undertaking additional surface drilling to test the extent of the mineralized zone. Timberline also has a wholly-owned subsidiary, Timberline Drilling, which provides cash flow to the Company from its underground and surface drilling operations at operating mines and advanced development and exploration projects.

Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Contact Information:
Paul Dircksen, Executive Chairman
Randal Hardy, CEO
Phone: 208.664.4859